Mayer Brown LLP

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September 28, 2010

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Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

John Dana Brown

Re:	Capital Auto Receivables LLC
Central Originating Lease Trust
Amendment No. 1 to Registration Statement on Form S-3
Filed June 29, 2010
File No. 333-166889

On behalf of Capital Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated July 13, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the above captioned Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from the Registration Statement as filed on June 29, 2010, as well as two clean copies of Amendment No. 2 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

September 28, 2010

Appendix A: Static Pool Data

1.	We note your response to comment four of our letter dated June 11, 2010. We suggest explicitly incorporating the Appendix into the text to remove any misunderstanding that it is not part of the prospectus or supplement.

Response

We have revised the text on pages S-33 and A-1 of the prospectus supplement to explicitly incorporate Appendix A into the prospectus supplement (except as to data relating to originations prior to January 1, 2006).

Base Prospectus

The Transfer and Servicing Agreements, page 48

2.	We note your response to comment seven of our letter dated June 11, 2010. Please revise the discussion on pages S-48 and S-49 to disclose if, when and how pool assets can be removed or substituted, or advise. Describe any limits on the amount, type or speed with which pool assets may be acquired, substituted or removed. Please refer to Item 1111(g)(6).

Response

We have added disclosure on page S-49 of the prospectus supplement to disclose when and how Lease Assets can be removed from the pool of assets after breaches of covenants or representations or warranties. Additional disclosure with respect to repurchases of Lease Assets, including the timing of these repurchases, is provided on pages 48 and 50 of the base prospectus under the caption “The Transfer and Servicing Agreements – Sale and Assignment of Lease Assets and Secured Notes.” The transaction documents do not permit substitution of Lease Assets or the removal of Lease Assets other than in the context of the repurchases specified above.

Pursuant to Item 1111(g)(6), we provide disclosure on page S-47 under the caption “The Transfer and Servicing Agreements – The Revolving Period” with respect to the limits on the amount, type or speed with which Lease Assets may be acquired during the Revolving Period.

Pursuant to Item 1111(g)(6), we provide disclosure on page S-48 under the caption “The Transfer and Servicing Agreements – The Additional Funding Period” with respect to the limits on the amount, type or speed with which Lease Assets may be acquired during the Additional Funding Period.

September 28, 2010

3.	Please revise to clarify which party has the authority to add, remove or substitute assets from the asset pool or determine if such pool assets meet the acquisition or underwriting criteria for additional pool assets, or advise. Please refer to Item 1111(g)(8).

Response

We have revised the disclosure in three places to clarify which party has the authority to add assets from the asset pool or determine if such pool assets meet the acquisition or underwriting criteria for additional pool assets. Please see the clarifying changes on pages S-21, S-26 and S-47 of the prospectus supplement.

As described under the captions “The Transfer and Servicing Agreements – The Revolving Period” and “—The Additional Funding Period” on pages S-47 and S-48 of the prospectus supplement, any additional Lease Assets must meet specified underwriting criteria, as determined by Ally Financial.

As noted in our response to question 2 above, substitution of Lease Assets is not permitted by the transaction documents.

As noted in our response to question 2 above, we provide disclosure as to which party has the authority to remove Lease Assets from the asset pool in the form of a repurchase obligation under the caption “The Transfer and Servicing Agreements – Sale and Assignment of Lease Assets and Secured Notes” on pages 48 and 50 the base prospectus. Ally Financial, as seller of the Lease Assets under the COLT Sale and Contribution Agreement, or Ally Financial, as the Servicer, will have the obligation to repurchase Lease Assets in the circumstances specified in the transaction documents and described on pages 48 and 50 of the base prospectus. No other removal of Lease Assets from the asset pool is permitted under the transaction documents.

4.	Please provide a statement of whether, and if so, how, investors will be notified of changes to the asset pool, or advise. Please refer to Item 1111(g)(12).

We have added disclosure on page S-48 of the prospectus supplement to indicate that investors will be notified of changes to the asset pool during the Additional Funding Period on Form 10-D. Similar disclosure is provided with respect to the Revolving Period on page S-47 of the prospectus supplement. The new disclosure on page S-49 of the prospectus supplement under the caption “The Transfer and Servicing Agreements – Removal of Lease Assets” also includes similar disclosure.

We have also added similar disclosure on pages 48, 50 and 52 of the base prospectus.

September 28, 2010

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Elizabeth A. Raymond at (312) 701-7322. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Elizabeth A. Raymond
Elizabeth A. Raymond

cc:	Richard V. Kent, Esq.